Schedule A

The following tables set forth the name, present principal occupation and business address and citizenship of each director and executive officer of TBG AG.

Directors of TBG AG

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
Jeremy Abson	Chief Executive Officer, TBG AG	26 Claridenstrasse, 8002 Zurich, Switzerland	United Kingdom
Cristoph von Grolman	Director and Non-Executive Chairman, TBG AG	26 Claridenstrasse, 8002 Zurich, Switzerland	Germany
Franz Haniel	Director, TBG AG	Adrian-Stoop-Strasse 28, D-83707 Bad Wiessee, Germany	Germany
Peter Herweck	Co-Founder & Chairman, TauMin AG	37 Bahnhofstrasse, 8702 Zollikon, Switzerland	Germany
Michael Klein	Managing Partner, M. Klein & Company	640 Fifth Avenue, New York, NY 10019 USA	United States
Peter Löscher	Director, TBG AG; D.A.L.F.A. Munich Office	Residenzstrasse 27, D-80333 Munich, Germany	Austria
Jeremy Sandelson	Consultant, Clifford Chance LLP	10 Upper Bank Street, London E14 5JJ, United Kingdom	United Kingdom
Thomas Scholar	Non-Executive Chair, Nomura International plc, Nomura Bank International plc and Nomura (Europe) Holdings plc	1 Angel Lane, London EC4R 3AB, United Kingdom	United Kingdom
Graeme Wheeler	Director, TBG	26 Claridenstrasse, 8002 Zurich, Switzerland	New Zealand

Executive Officers of TBG AG

Name	Title	Present Business Address	Country of Citizenship
Jeremy Abson	Chief Executive Officer	26 Claridenstrasse, 8002 Zurich, Switzerland	United Kingdom
Ben Kelly	VP HR & Group General Counsel	26 Claridenstrasse, 8002 Zurich, Switzerland	United Kingdom
Markus Reinhard	Chief HR Officer	26 Claridenstrasse, 8002 Zurich, Switzerland	Austria
Alain Scherrer	Chief Financial Officer	26 Claridenstrasse, 8002 Zurich, Switzerland	Switzerland
Ashwin Kumar-Das	Chief Investment Officer	26 Claridenstrasse, 8002 Zurich, Switzerland	Malaysia